82-3361


Pernod Ricard

03003574

SUPPL

Pernod Ricard
One-for-four bonus issue

Paris, 28 January 2003 – The board of directors of Pernod Ricard voted on 28 January 2003 to increase the company's share capital by capitalising reserves and issuing one bonus share for every four shares held.

Bonus shares will bear rights from 1 January 2002. They will be allocated to shareholders on 14 February 2003 and will be entitled to an interim dividend of €0.90 per share (plus a tax credit of €0.45), paid out to existing shares on 14 January 2003.

Pernod Ricard's last scrip issue, with a 1:5 ratio, was made in July 1994.

Contacts
Alain-Serge Delaitte / Communication   Tel: (33 1) 41 00 40 95
Patrick de Borredon / Investor Relations   Tel: (33 1) 41 00 41 71
Barbara M. Burns / New York   Tel: (212) 486 1140

Visit the Pernod Ricard website at www.pernod-ricard.com

PROCESSED

FEB 1 1 2003

THOMSON
FINANCIAL

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 174 798 646 €
TELEPHONE : 01 41 00 40 95– TELECOPIES 01 41 00 40 85– R.C.S. PARIS B 582 041 943